

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2022

Annie Pratt
President
Atlis Motor Vehicles Inc
1828 N. Higley Rd. Suite 116
Mesa, AZ 85205

Re: Atlis Motor Vehicles Inc.
Offering Statement on Form 1-A
Post-qualification Amendment No. 3
Filed May 9, 2022
File No. 024-11714

Dear Ms. Pratt:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A

Corporate Governance, page 43

1. We note your disclosure that in early 2022 you discovered some technical deficiencies and abnormalities in your corporate charter amendments and corporate record keeping. Please revise this section to provide a more detailed description of the technical deficiencies and abnormalities, the steps you took to remediate the issue and any remaining risks to investors.

General

2. Please provide audited financial statements for the years ended December 31, 2021 and 2020 and an updated auditor consent. Refer to Part F/S (b)(3)(A) of Form 1-A.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Evan Ewing, Staff Attorney at 202-551-5920 or Sherry Haywood, Staff Attorney at 202-551-3345 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Jordan Christensen